

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Ms. Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, OH 44316

RE: The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 1-01927

Dear Ms. Thompson:

We have reviewed your response letter and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

We note your proposed revised disclosure to our prior comment that includes an allocation of pension costs between cost of goods sold and selling, administrative and general expense on a consolidated basis. In future filings, please ensure your results of operations section of MD&A discusses the impact of your pensions on the above line items on a consolidated basis as well as operating income on a segment basis, including discussion of the factors contributing to any material year over year changes in pension costs.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Senior Assistant Chief Accountant at (202) 551-3854 if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant